04/01/02

(1) [redacted]

02029875

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2002

SEC MAIL PROCESSING RECEIVED APR 05 2002 366 D.C. SECTION

(1) CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-1342)
(2) CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant's name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ______ Form 40-F __X__

PROCESSED
P APR 15 2002
THOMSON FINANCIAL

Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), Form S-8 No. 333-13846 (Canadian Pacific Railway Limited), and Form S-3 No. 2-98605 (Canadian Pacific Railway Company).

CANADIAN
PACIFIC
RAILWAY

News

Release: Immediate, April 4, 2002

CPR TO HOLD 1ST QUARTER 2002 MEDIA CONFERENCE CALL APRIL 25; ANALYST PRESENTATION APRIL 26

CALGARY – Canadian Pacific Railway (NYSE/TSE: CP) will release its first-quarter 2002 financial and operating results shortly after 4 p.m. ET on April 25, 2002. Robert Ritchie, President and Chief Executive Officer of CPR, will hold a conference call with journalists beginning at 4:45 p.m. ET to discuss the results.

The numbers for the conference call, which is for journalists only, are 800-478-9326 and 416-695-5801. A tape of the call will be available at 800-408-3053 and 416-695-5800, passcode 1114577.

A presentation of the results will be given to analysts on April 26, 2002, at the Royal York Hotel in Toronto, beginning at 9 a.m. ET. CPR's results will be presented by Mr. Ritchie; Ed Dodge, Executive Vice-President and Chief Operating Officer; and Mike Waites, Executive Vice-President and Chief Financial Officer.

Investors can participate by phone or listen to a live audio webcast via CPR's website at www.cpr.ca . The dial-in numbers for the analyst presentation are 800-478-9326 and 416-695-5801, and callers should dial in at 8:50 a.m. to register. Journalists are also invited to listen to the analyst presentation.

An audio replay and presentation slides will be available on CPR's website through May 9, 2002. A telephone replay will be available through May 3 by dialing 800-408-3053 or 416-695-5800 and entering passcode 1113459.

Canadian Pacific Railway is North America's first transcontinental railway and is the only transcontinental carrier with direct service to the U.S. Eastern Seaboard. CPR's 14,000-mile network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR's track feeds directly into the Chicago hub from the East and West coasts. Alliances with other carriers extend CPR's market reach beyond its own network and into the major business centres of Mexico. For more information, visit CPR's website at www.cpr.ca.

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Contacts:

Media
Len Cocolicchio
Tel.: (403) 319-7591
email: len_cocolicchio@cpr.ca

Investment Community
Paul Bell, Vice-President - Investor Relations
Tel.: (403) 319-3591
investor@cpr.ca